                                                       Filed By Macromedia, Inc.
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933
                              And deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934

                                            Subject Company: Allaire Corporation
                                                     Commission File No. 0-25265

On January 16, 2001, Macromedia, Inc. issued the following press release:

                              FOR IMMEDIATE RELEASE
For more information, contact:
Kimberly Leo
(415) 252-2000
(415) 703-0626 FAX
IR@macromedia.com
-----------------

                       MACROMEDIA REPORTS RECORD REVENUES
                       FOR THIRD QUARTER FISCAL YEAR 2001

               REVENUE INCREASES 61% AND NET INCOME INCREASES 97%

SAN FRANCISCO, CA -- JANUARY 16, 2001 -- Macromedia (NASDAQ:MACR) today announced revenues of $103.3 million for the third quarter ended December 31, 2000, a 61% increase over revenues of $64.3 million reported in the quarter ended December 31, 1999. Pro forma net income grew 97% year over year to $16.2 million, or $0.29 diluted earnings per share during the third quarter of fiscal 2001, compared to pro forma net income of $8.2 million, or $0.15 diluted earnings per share in the same period a year ago.

Revenues for the nine months ended December 31, 2000 increased 72%, totaling $300.5 million, as compared with $174.9 million for the nine-month period a year ago. Pro forma net income for the nine-month period increased over 150% reaching $45.7 million, or $0.81 diluted earnings per share, as compared with pro forma net income of $17.8 million, or $0.33 diluted earnings per share, a year ago.

"We believe Macromedia is in its strongest competitive position ever," said Rob Burgess, Macromedia chairman and chief executive officer. "During the quarter, the company shipped outstanding new versions of Dreamweaver 4, Dreamweaver UltraDev 4 and Fireworks 4 which extend our leadership and enable our customers to develop the web experiences we all want. Our upcoming merger with Allaire creates awesome new opportunities for us and we look forward to the future with a great deal of optimism."

Macromedia Merges with Allaire

Macromedia and Allaire Corporation (NASDAQ: ALLR) today announced a definitive merger agreement. The combined company will enable Web professionals to efficiently build the look of a Web site and the application logic behind it--creating the best possible user experience across multiple devices.

The merger is valued at approximately $360 million on a fully diluted basis. In the merger, Macromedia will exchange 0.2 shares of its stock and $3 in cash for each Allaire share. The merger will be accounted for as a purchase combination and is expected to be accretive in Macromedia's fiscal year 2002. This transaction is subject to certain closing conditions, including regulatory approvals and the approval of Allaire shareholders, and is expected to close by the second calendar quarter of 2001. In connection with the merger agreement, Allaire has granted Macromedia an option to acquire 19.9% of Allaire's stock, exercisable in certain circumstances.

shockwave.com Completes Merger with AtomFilms

In January, shockwave.com announced the completion of its stock-for-stock acquisition of AtomFilms. The merger, which was announced December 15, 2000, creates the world's leading next-generation entertainment company. As part of the merger, the shareholders of AtomFilms received approximately thirty percent of shockwave.com. As a result, Macromedia will deconsolidate shockwave.com from its financial results and report its investment interest under the equity method of accounting beginning with the company's fourth quarter fiscal 2001.

Business Outlook

Macromedia provided updated growth targets for its fourth quarter fiscal 2001. Beginning with the fourth quarter fiscal 2001, the company will no longer report shockwave.com revenue as part of its consolidated financial statements. Therefore, excluding shockwave.com revenue, the Company said that revenue and pro forma earnings for the fourth quarter fiscal 2001 for its software business only will be similar to the December quarter due to softening macroeconomic conditions.

In addition, the Company provided preliminary targets for FY02 on a pro forma combined basis including Allaire. Revenues in FY02 are expected to be approximately $630 million or approximately 60% growth over expected FY01 revenue for Macromedia's software business. Pro forma combined earnings for fiscal year 2002 are expected to be approximately $1.70. This preliminary combined outlook will be updated at the closing of the merger, expected in calendar Q201.

Macromedia's business outlook will be available on the MACR Investor site throughout the current quarter. Macromedia makes these statements as of today and undertakes no obligation to update these statements. It is currently expected that these business outlook statements will not be updated until the release of Macromedia's next quarterly earnings announcement. The company reserves the right to update the outlook for any reason during the quarter, including the occurrence of material events.

Conference Call

Macromedia will host a conference call today to discuss third quarter fiscal 2001 results and the Allaire merger at 2:30pm PT /5:30 pm ET. A live Webcast of the conference call can be accessed at www.macromedia.com/MACR/. A replay of the conference call will be available on the Web site until February 16.

Except for the historical information contained herein, matters discussed in this news release may be considered forward looking statements that involve risks and uncertainties, including those related to the risk of integrating newly acquired technologies and products, quarterly fluctuations of operating results, risks related to whether the merger closes and related integration and successful operation of the combined company, customer acceptance of new products and services and new versions of existing products, impact of competition, the risk of delay in product development and release dates, risks of product returns, the economic conditions in the domestic and significant international markets, investments in new business opportunities and the other risks detailed from time to time in the Company's SEC reports, including without limitation its quarterly reports on Form 10-Q and its annual report on Form 10-K for the year ended March 31, 2000 as they may be updated or amended with future filings. The actual results the Company achieves may differ materially from any forward looking statements due to such risks and uncertainties.

Pro forma net income excludes acquisition-related charges, loss on investment, as well as non-cash charges related to deferred compensation, amortization of intangibles, and preferred stock accretion. Pro forma net income presentation excluding such charges differs from net income presented according to generally accepted accounting principles because they exclude these costs. In addition, the pro forma results reflect an effective tax rate of 23% for the three and nine month periods ended December 31, 2000 and 26% for the three and nine month periods ended December 31, 1999. The financial results for the three and nine months ended December 31, 1999 have been restated to reflect the acquisitions of ESI Software, Inc. and Andromedia, Inc., both of which were accounted for as poolings of interests.

ABOUT MACROMEDIA

Macromedia is passionate about what the Web can be. Its award-winning products empower developers to provide the most engaging experience on the Web, and enable more effective e-business. Headquartered in San Francisco, Macromedia (NASDAQ: MACR) has more than 1,200 employees worldwide and is available on the Internet at www.macromedia.com.
            ------------------

                                      # # #

   Product names are trademarks or registered trademarks of Macromedia, Inc., as indicated.
  Other product names or services may be trademarks or service marks of others.

MACROMEDIA AND SUBSIDIARIES

PRO FORMA CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
(IN THOUSANDS, EXCEPT PER SHARE DATA)
(UNAUDITED)


                                                THREE MONTHS ENDED    NINE MONTHS ENDED
                                                     DECEMBER 31,        DECEMBER 31,
                                                -------------------   -------------------
                                                  2000       1999       2000       1999
                                                --------   --------   --------   --------
Revenues                                        $103,338   $ 64,332   $300,523   $174,877
Cost of revenues                                   9,737      6,853     32,237     18,536
                                                --------   --------   --------   --------
              Gross profit                        93,601     57,479    268,286    156,341
Operating expenses:
       Sales and marketing                        39,654     26,929    117,739     75,801
       Research and development                   29,940     15,653     84,223     43,980
       General and administrative                 10,774      5,558     29,430     16,649
                                                --------   --------   --------   --------
              Total operating expenses            80,368     48,140    231,392    136,430
                                                --------   --------   --------   --------
              Operating income                    13,233      9,339     36,894     19,911
Other income, net                                  3,927      1,793     11,491      4,184
Minority interest                                  3,925         --     10,952         --
                                                --------   --------   --------   --------
       Income before income taxes                 21,085     11,132     59,337     24,095
Provision for income taxes                         4,849      2,894     13,647      6,265
                                                --------   --------   --------   --------
              Net income                        $ 16,236   $  8,238   $ 45,690   $ 17,830
                                                ========   ========   ========   ========
Net income per share
         Basic                                  $   0.32   $   0.18   $   0.91   $   0.41
         Diluted                                $   0.29   $   0.15   $   0.81   $   0.33

Shares used in computing net income per share
         Basic                                    51,161     45,346     50,369     43,367
         Diluted                                  56,462     55,366     56,635     53,689

The above unaudited pro forma consolidated condensed statements of operations exclude the effects of the following:

     -    Acquisition-related expenses

     -    Non-cash compensation charges

     -    Amortization of intangibles

     -    Preferred stock accretion

     -    Loss on investment

The above pro forma results also reflect an effective tax rate calculated on normalized operations of 23% for the three and nine month periods ended December 31, 2000 and 26% for the three and nine month periods ended December 31, 1999.

The results for the three and nine months ended December 31, 1999 have been restated to reflect the acquisition of ESI Software, Inc. which was completed during the quarter ended September 30, 1999, and Andromedia, Inc., which was completed during the quarter ended December 31, 1999. Both acquisitions were accounted for as poolings of interests.

MACROMEDIA AND SUBSIDIARIES

CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
(IN THOUSANDS, EXCEPT PER SHARE DATA)
(UNAUDITED)

                                                  THREE MONTHS ENDED        NINE MONTHS ENDED
                                                      DECEMBER 31,             DECEMBER 31,
                                                ----------------------   -----------------------
                                                  2000          1999        2000         1999
                                                ---------    ---------    ---------    ---------
Revenues                                        $ 103,338    $  64,332    $ 300,523    $ 174,877
Cost of revenues                                    9,737        6,853       32,237       18,536
                                                ---------    ---------    ---------    ---------
              Gross profit                         93,601       57,479      268,286      156,341
Operating expenses:
       Sales and marketing                         39,654       26,929      117,739       75,801
       Research and development                    29,940       15,653       84,223       43,980
       General and administrative                  10,774        5,558       29,430       16,649
       Acquisition-related expenses                    --        6,256        4,774       11,516
       Non-cash compensation                        1,767          305        5,900          955
       Amortization of intangibles                    634          249        1,558          758
                                                ---------    ---------    ---------    ---------
              Total operating expenses             82,769       54,950      243,624      149,659
                                                ---------    ---------    ---------    ---------
              Operating income                     10,832        2,529       24,662        6,682
Other income, net                                   3,927        1,793       11,491        4,184
Loss on investment                                 (5,000)          --       (5,000)          --
Minority interest                                   6,727           --       15,336           --
                                                ---------    ---------    ---------    ---------
       Income before income taxes                  16,486        4,322       46,489       10,866
Provision for income taxes                          3,657        3,050       11,341        7,642
                                                ---------    ---------    ---------    ---------
              Net income                        $  12,829    $   1,272       35,148    $   3,224
                                                =========    =========    =========    =========
         Preferred stock accretion                     --       (1,357)          --       (2,538)
Net income (loss) attributable to common
       stockholders                             $  12,829    $     (85)   $  35,148    $     686
                                                =========    =========    =========    =========
Net income per share
         Basic                                  $    0.25    $    0.00    $    0.70    $    0.02
         Diluted                                $    0.23    $    0.00    $    0.62    $    0.01
Shares used in computing net income per share
         Basic                                     51,161       45,346       50,369       43,367
         Diluted                                   56,452       45,346       56,625       51,565


The results for the three and nine months ended December 31, 1999 have been restated to reflect the acquisition of ESI Software, Inc. which was completed during the quarter ended September 30, 1999 and Andromedia, Inc., which was completed during the quarter ended December 31, 1999. Both acquisitions were accounted for as poolings of interests.

MACROMEDIA AND SUBSIDIARIES

CONSOLIDATED CONDENSED BALANCE SHEETS
(IN THOUSANDS)
(UNAUDITED)


ASSETS                                              DECEMBER 31, 2000    MARCH 31, 2000
                                                    -----------------  ----------------
Current assets:
       Cash, cash equivalents and short-term
           investments                              $        207,940   $        187,036
       Accounts receivable, net                               50,108             41,883
       Inventory, net                                          1,789              1,349
       Prepaid expenses and other current assets              19,972             12,944
       Deferred tax assets                                     9,937              7,812
                                                    ----------------   ----------------
           Total current assets                              289,746            251,024
Land and building, net                                        18,322             18,982
Fixed assets, net                                             73,725             41,871
Other assets                                                  53,487             27,482
                                                    ----------------   ----------------
       TOTAL ASSETS                                 $        435,280   $        339,359
                                                    ================   ================

 LIABILITIES AND
 STOCKHOLDERS' EQUITY

Current liabilities:
       Accounts payable                             $          3,118   $          4,988
       Accrued liabilities                                    60,863             53,842
       Unearned revenue                                       10,037             10,044
                                                    ----------------   ----------------
           Total current liabilitiesc                         74,018             68,874
Other non-current liabilities                                    943                321
                                                    ----------------   ----------------
           Total liabilities                                  74,961             69,195
Minority interest                                             11,409             15,888
Stockholders' equity                                         348,910            254,276
                                                    ----------------   ----------------
       TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY   $        435,280   $        339,359
                                                    ================   ================

                     * * * * * * * * * * * * * * * * * * * *

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

Investors and security holders of both Macromedia and Allaire are advised to read the proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. Macromedia and Allaire expect to mail a proxy statement/prospectus about the merger to their respective stockholders. Such proxy statement/prospectus will be filed with the Securities and Exchange Commission by both companies. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by the companies at the Securities and Exchange Commission's web site at http://www.sec.gov. The proxy statement/prospectus and such other documents may also be obtained from Macromedia or Allaire.

Macromedia and its officers and directors may be deemed to be participants in the solicitation of proxies from Allaire's stockholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Macromedia's Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on June 30, 2000. This document is available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from Macromedia.

Allaire and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Allaire with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Allaire's Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on April 14, 2000. This document is available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from Allaire.